UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2023

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of Inspira Technologies Oxy B.H.N. Ltd.’s (the “Registrant”) (i) Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2023, which is attached hereto as Exhibit 99.1; and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2023, which is attached hereto as Exhibit 99.2.

The Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration No. 333-266748) and Form S-8 (Registration No. 333-259057), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Inspira Technologies Oxy B.H.N. Ltd.’s Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2023.
99.2	Inspira Technologies Oxy B.H.N. Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Six Months Ended June 30, 2023.
101	The following financial information from the Registrant’s Interim Condensed Financial Statements as of June 30, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Interim Condensed Statements of Financial Position, (ii) Interim Condensed Statements of Comprehensive Loss, (iii) Interim Condensed Statements of Changes in Shareholders’ Equity; (iv) Interim Condensed Statements of Cash Flows, and (v) Notes to the Unaudited Interim Condensed Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: October 2, 2023	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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